Exhibit 99.1

For Immediate Release

DAIICHI SANKYO COMPANY, LIMITED

Lead Chemical Co., Ltd.

The Percutaneous Absorption-Type Analgesic and Anti-inflammatory Drug

Loxonin Poultice 100mg Receives Approval for Manufacture

Tokyo, January 23, 2006 — The percutaneous absorption-type analgesic and anti-inflammatory preparation Loxonin poultice 100mg (generic name: loxoprofen sodium) which was jointly developed by Lead Chemical Co., Ltd. (hereafter Lead Chemical; President: Masao Mori; Headquarters: Toyama City, Toyama Prefecture) and a DAIICHI SANKYO COMPANY, LIMITED group subsidiary Sankyo Co., Ltd. (hereafter Sankyo; President: Yasuhiro Ikegami; Headquarters: Tokyo) has been approved for manufacture on January 23. Among poultice preparations containing nonsteroidal anti-inflammatory drugs (NSAIDs), it is the first poultice for usage once per day to be granted approval for manufacture.

Loxonin poultice is a hydrophilic preparation containing the same constituents as Loxonin pills and Loxonin powder, which is one of the leading brands among orally administered analgesic and anti-inflammatory drugs in Japan. As it is applied once per day, we expect there will be an improvement in user compliance.

We are confident that this new addition to the Loxonin brand, which is a long-standing top brand in the Japanese market, will further contribute to analgesic and anti-inflammatory drug treatment. This preparation is scheduled to be manufactured by Lead Chemical and sold by Sankyo.

For additional information, please contact:

DAIICHI SANKYO COMPANY, LIMITED

Corporate Communications Department

3-5-1 Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8426, Japan

Tel: 03-6225-1126

Fax: 03-6225-1132

Lead Chemical Co., Ltd.

Himata 77-3

Toyama City, Toyama Prefecture 930-0912, Japan